Exhibit 99.1

Enerplus Announces Voting Results from the 2015 Annual Meeting of Shareholders

CALGARY, May 8, 2015 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from our Annual General Meeting held Friday, May 8, 2015. Each of the matters is described in greater detail in the 2015 Notice of Annual Meeting and Information Circular and Proxy Statement dated April 2, 2015 (the "Circular").

1.     Election of Directors

Shareholders elected the following ten nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
David H. Barr	79,881,730	98.84%	938,023	1.16%
Michael R. Culbert	79,286,200	98.10%	1,533,554	1.90%
Ian C. Dundas	79,772,297	98.70%	1,047,457	1.30%
Hillary A. Foulkes	79,238,370	98.04%	1,581,384	1.96%
James B. Fraser	79,919,797	98.89%	899,957	1.11%
Robert B. Hodgins	76,890,472	95.14%	3,929,281	4.86%
Susan M. MacKenzie	79,815,212	98.76%	1,004,542	1.24%
Elliott Pew	79,848,580	98.80%	971,174	1.20%
Glen D. Roane	76,607,191	94.79%	4,212,563	5.21%
Sheldon B. Steeves	79,240,273	98.05%	1,579,480	1.95%

2.     Appointment of Auditors

Shareholders voted to approve the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent

119,342,390	97.79%	2,691,982	2.21%

3.     Approval of the Non-Binding Resolution on the Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation as described in the Circular:

Votes For	Percent	Votes Against	Percent

75,971,734	94.00%	4,846,488	6.00%

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer significant organic growth potential.  We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties, and a monthly dividend to shareholders.  We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:30e 08-MAY-15